Exhibit 23(c)

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Avista Corporation on Form S-3 of our report dated February 7, 2003 (March 3, 2003, as to Note 28)(which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption during 2002 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and the change in presentation of energy trading activities in accordance with Emerging Issues Task Force Issue No. 02-3), appearing in the Annual Report on Form 10-K of Avista Corporation for the year ended December 31, 2002 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Seattle, Washington

June 25, 2003